SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Appointment of Trevor Matthews - confirmation

28 November 2011

APPOINTMENT OF TREVOR MATTHEWS TO THE BOARD OF AVIVA PLC - CONFIRMATION

Further to an announcement made on 2 June 2011, Aviva plc ("Aviva") confirms that Trevor Matthews's appointment as an executive director on the Board of Aviva and as Chief Executive Officer of Aviva UK will take effect from 2 December 2011.

This disclosure is made pursuant to paragraph 9.6.12 of the Listing Rules.

- ends -

Notes to editors:

●	Aviva is the world's sixth largest* insurance group, serving 44.5 million customers across
Europe, North America and Asia Pacific

●	Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £47.1 billion and funds under management of £402billion at 31 December 2010

●	We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

●	We are ranked as one of the UK's top 10 most valuable brands and Aviva plc are in the top 10% of socially responsible companies globally in the Dow Jones Sustainability World Index

●	The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

●	For broadcast-standard video, please visit http://www.aviva.com/media/video/.

●	Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 November 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary